Exhibit 99.1

1 Fusionopolis Place #17-10

Galaxis 138522

Singapore

Sea Limited Reports Third Quarter 2017 Results

Singapore, 22 November 2017 – Sea Limited (NYSE: SE), a leader in Digital Entertainment, E-Commerce and Digital Financial Services across Greater Southeast Asia, today announced its financial results for the quarter ended September 30, 2017.

“In the third quarter of 2017, Sea has continued to build on its strong leadership position. We exceeded our internal performance expectations and delivered strong organic growth,” said Forrest Li, Chairman and Group CEO of Sea. “We are continuing to invest for the future and are confident about the long-term potential of our business and the Greater Southeast Asia region.”

Highlights for the Third Quarter

•	Sea Limited – pushing ahead with strong top line growth

Total GAAP revenue plus change in Digital Entertainment deferred revenue and E-Commerce commission income1, was US$151.7 million, up 73% year-over-year from the third quarter in 2016, and up 21% sequentially from the second quarter of 2017.

•	Digital Entertainment – momentum accelerating on growing user base

Digital Entertainment GAAP revenue plus change in Digital Entertainment deferred revenue2, was US$134.5 million, up 62% year-over-year from $83.2 million in the third quarter of 2016. Garena’s quarterly active users increased 54% year-over-year to 69.0 million, monthly active users in the last month of the quarter increased 61% year-over-year to 42.7 million, and quarterly paying users increased 38% year-over-year to 6.5 million.

•	E-Commerce – continued share gains on robust growth

Shopee Gross Merchandise Value (“GMV”) increased 219% year-over-year and 30% quarter-on-quarter to US$1,064.8 million. Gross orders for the quarter increased 204% year-over-year and 45% quarter-on-quarter to 65.9 million. E-Commerce GAAP revenue plus commission income3 for the quarter was US$5.7 million, up 111% quarter-on-quarter. User engagement continues to be robust, with 5.9 million average monthly active buyers, up 247% year-over-year from 1.7 million in the third quarter of 2016. Shopee achieved 3.7 monthly orders per active buyer and an average order value of US$16.2. Consistent with our mobile-centric strategy, more than 93% of Shopee orders in the third quarter were transacted through our mobile app.

[1]	For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”
[2]	For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”
[3]	For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”

•	Digital Financial Services – rapid adoption continues

AirPay Gross Transaction Value (“GTV”) increased 172% year-over-year and 29% quarter-on-quarter to US$448.2 million.

•	Synergies across our three core platforms continue to deepen, with early success in cross-selling Shopee to our Garena users as well as increased integration between Shopee and AirPay for payments.

“Industry-leading innovation remains core to our success,” said Group President Nick Nash. “The application of data science and cross-platform synergies is a crucial element of our strategy. A practical example can be seen in our Garena business, where our gross billings grew even faster than our quarterly active users, which speaks to our improving monetization per user. Likewise, our recent initiative to cross-sell Shopee to our Arena of Valor mobile game players has generated strong results and is helping us develop deeper relationships with our users.”

Commentary on GAAP Financials

Similar to many other leading online gaming companies, we use Digital Entertainment GAAP revenue plus change in Digital Entertainment deferred revenue as an approximation of Digital Entertainment Gross Billings, which is closely related to the operating metrics like quarterly active users. As we grow, we accumulate a deferred revenue balance to be recognized in future periods. Consequently, the GAAP recognized revenue is often delayed relative to the actual cash inflows. We disclose Digital Entertainment GAAP revenue and also deferred revenue balance for this segment at the end of each period to enable our investors to follow the trends in gross billings over time.

In the E-Commerce segment, certain sales incentives that we provide to our ecosystem as a result of concurrent sales transacted on Shopee’s platform are recorded as deductions from the corresponding commission income we collected. These deductions can be applied to the extent of the entire value of the transaction commissions. The remaining sales incentives are booked under sales and marketing expenses. As a result, the current GAAP revenue only includes the advertising income but not the commission income. We assess the monetization capability of the E-Commerce business by adding back these transaction commissions to the E-Commerce GAAP revenue. We disclose E-Commerce GAAP revenue and also the commission income together with the sales incentives deducted from such commission income to enable our investors to follow the trends in our overall monetization capability over time.

On a GAAP basis, total consolidated revenue for the third quarter was US$94.1 million and consolidated gross profit for the third quarter was US$10.8 million. GAAP sales and marketing expenses for the quarter were US$131.6 million, GAAP general and administrative expenses were US$33.3 million, and GAAP research and development expenses were US$7.7 million.

Interest income, interest expense, investment gain, and net foreign exchange gain / (loss) was a net gain of US$25.8 million in the third quarter of 2017. This result was primarily attributable to an investment gain from the disposal of an equity investee in Vietnam and net gain on the re-measurement of investments from other holdings, partially offset by interest expense. As a result, Sea had losses before income tax and share of results of equity investees of US$134.9 million in the third quarter of 2017.

US$2.1 million third quarter negative income tax reflects deferred tax assets recognized on increasing deferred revenue arising from the Digital Entertainment segment. Note that we did not recognize any deferred tax assets arising from Sea’s new growth businesses like Shopee.

As a result, Sea had a net loss of US$132.8 million for the quarter. Adjusted net loss, which is net loss adjusted to remove share-based compensation expense, was US$127.1 million for the quarter4.

Sea had US$581.5 million in cash and cash equivalents as of September 30, 2017, which does not reflect proceeds of US$939.9 million, net of underwriting discounts, from our October 20th initial public offering and over-allotment exercise.

Guidance

For fiscal year 2017, we currently expect total GAAP revenue plus change in Digital Entertainment deferred revenue and E-Commerce commission income to be US$540.0 million to US$550.0 million for the fiscal year 2017, representing a year-over-year growth of 53% to 56% compared to the fiscal year 2016.

For the E-Commerce segment, we currently expect GMV to be between US$3.8 billion to US$4.0 billion for the fiscal year 2017, representing a year-over-year growth of 230 % to 248% compared to the fiscal year 2016.

Webcast and Conference Call Information

Mr. Forrest Li, Founder, Chairman and Group Chief Executive Officer; Mr. Nick Nash, Group President; Mr. Tony Hou, Group Chief Financial Officer; and Mr. Alan Hellawell, Group Chief Strategy Officer, will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:00 PM U.S. Eastern Time on 21 November 8:00 AM Singapore/ Hong Kong Time on 22 November

Webcast link:	http://mms.prnasia.com/SE/20171121/default.aspx

Dial in numbers:	US Toll Free: 1-888-317-6003	Hong Kong: 800-963976
	International: 1-412-317-6061	China: 4001-206115

Passcode for participants: 7463763

[4]	For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”

PowerPoint slides will be presented during the live webcast and will be available on our website for download.

A replay of the conference call will be available at the Company’s investor relations website (http://www.seagroup.com/investor/financials). Archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@seagroup.com

Media: media@seagroup.com or sea@brunswickgroup.com

About Sea Limited

Sea’s mission is to better the lives of the consumers and small businesses of Greater Southeast Asia with technology. Greater Southeast Asia includes the key markets of Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore, which collectively had 585.3 million people and US$3.0 trillion of GDP in 2016. Sea operates three platforms across Digital Entertainment, E-Commerce, and Digital Financial Services, known as Garena, Shopee, and AirPay, respectively. Sea’s platforms are supported by over 6,000 employees across seven markets.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business and financial outlook and projections from management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition and results of operations; the growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in GSEA, including segments within those industries; changes in its revenue, costs or expenditures; its ability to continue to source and offer new and attractive online games and to offer other engaging digital entertainment content; the growth of Digital Financial Services platform; the growth of E-Commerce platform; the growth in its user base and level of engagement; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth of and trends of competition in its industry; government policies and regulations relating to its industry; and general economic and business conditions in the markets it has businesses. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Digital Entertainment Gross Billings” represent GAAP revenue of the Digital Entertainment segment plus change in Digital Entertainment deferred revenue. This financial measure is used as an approximation of cash spent by our users during in the period for the Digital Entertainment segment. We believe that such measure provides useful information to investors about the segment’s core operating results, enhancing their understanding of the past performance and future prospects. However, other companies may calculate gross billings differently or not at all, which reduces its usefulness as a direct comparative measure.

•	“E-Commerce Monetization” represents GAAP revenue (currently consisting of advertising income) of the E-Commerce segment plus commission income (before deducting sales incentives from commission income). This financial measure enables our investors to follow trends in our E-Commerce monetization capability over time and is a useful performance measure.

•	“Group Monetization” represents total GAAP revenue plus change in Digital Entertainment deferred revenue and E-Commerce commission income as an approximation of overall monetization capability. This measure provides useful information to investors for the reasons above.

•	“Adjusted Net Loss” represents net loss excluding share based compensation expense. We believe that the adjusted net loss helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of adjusted net loss has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation is a recurring significant expense.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to GAAP revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The tables below present details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”).

1	DIGITAL ENTERTAINMENT GROSS BILLINGS

	For the Three Months ended September 30,		For the Nine Months ended September 30,
	2016	2017	2016	2017
	$ (unaudited)	$ (unaudited)	$ (unaudited)	$ (unaudited)
Digital Entertainment GAAP revenue	86,178	79,799	245,578	258,844
Change in Digital Entertainment deferred revenue	(2,982)	54,749	6,209	101,736

	83,196	134,548	251,787	360,580

2	E-COMMERCE MONETIZATION

	For the Three Months ended September 30,		For the Nine Months ended September 30,
	2016	2017	2016	2017
	$ (unaudited)	$ (unaudited)	$ (unaudited)	$ (unaudited)
E-Commerce GAAP revenue	—	2,786	—	4,052
E-Commerce commission income, gross	—	2,883	—	4,330

	—	5,669	—	8,382

3	GROUP MONETIZATION

	For the Three Months ended September 30,		For the Nine Months ended September 30,
	2016	2017	2016	2017
	$ (unaudited)	$ (unaudited)	$ (unaudited)	$ (unaudited)
Total GAAP revenue	90,523	94,094	257,209	289,586
Change in Digital Entertainment deferred revenue	(2,982)	54,749	6,209	101,736
E-Commerce commission income, gross	—	2,883	—	4,330

	87,541	151,726	263,418	395,652

4	ADJUSTED NET LOSS

	For the Three Months ended September 30,		For the Nine Months ended September 30,
	2016	2017	2016	2017
	$ (unaudited)	$ (unaudited)	$ (unaudited)	$ (unaudited)
Net loss	(65,592)	(132,831)	(152,719)	(298,026)
Share-based compensation	5,376	5,698	18,586	17,059

	(60,216)	(127,133)	(134,133)	(280,967)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

		For the Three Months ended September 30,		For the Nine Months ended September 30,
	Note	2016	2017	2016	2017
		$ (unaudited)	$ (unaudited)	$ (unaudited)	$ (unaudited)

Revenue
Digital Entertainment		86,178	79,799	245,578	258,844
Others	1	4,345	14,295	11,631	30,742

Total revenue	2	90,523	94,094	257,209	289,586

Cost of revenue
Digital Entertainment		(46,496)	(55,577)	(138,016)	(157,746)
Others		(12,253)	(27,698)	(31,405)	(68,073)

Total cost of revenue		(58,749)	(83,275)	(169,421)	(225,819)

Gross profit		31,774	10,819	87,788	63,767

Operating income (expenses):
Other operating income		367	959	1,688	1,340
Sales and marketing expenses	3	(51,530)	(131,571)	(125,609)	(269,556)
General and administrative expenses		(27,934)	(33,262)	(71,079)	(86,114)
Research and development expenses		(5,591)	(7,661)	(15,023)	(20,652)

Total operating expenses		(84,688)	(171,535)	(210,023)	(374,982)

Operating loss		(52,914)	(160,716)	(122,235)	(311,215)
Interest income		184	1,689	470	2,162
Interest expense		(5)	(8,461)	(14)	(17,458)
Investment (loss) gain		(5,103)	34,302	(5,587)	33,943
Foreign exchange gain (loss)		1,052	(1,728)	(1,516)	(2,517)

Loss before income tax and share of results of equity investees		(56,786)	(134,914)	(128,882)	(295,085)
Income tax expense		(3,522)	2,147	(9,593)	(2,015)
Share of results of equity investees		(5,284)	(64)	(14,244)	(926)

Net loss		(65,592)	(132,831)	(152,719)	(298,026)
Net loss attributable to non-controlling interests		664	150	2,092	201

Net loss attributable to Sea Limited’s ordinary shareholders		(64,928)	(132,681)	(150,627)	(297,825)
Adjusted net loss		(60,216)	(127,133)	(134,133)	(280,967)

Loss per share:
Basic and diluted		(0.38)	(0.75)	(0.88)	(1.69)

Shares used in loss per share computation:
Basic and diluted		171,548,248	177,902,368	170,971,653	175,970,648

1	REVENUE – OTHERS

Among Revenue – Others includes zero commission income and $2,786 advertising income for E-Commerce segment for the quarter ended September 30, 2017. Zero commission income and $4,052 advertising income were recognised for E-Commerce segment for the nine months ended September 30, 2017. Details of the commission income are further analysed as follows:

	For the Three Months ended September 30,		For the Nine Months ended September 30,
	2016	2017	2016	2017
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Commission income	—	2,883	—	4,330
Shopee coins and other sales Incentives	—	(2,883)	—	(4,330)

	—	—	—	—

Sales incentives in excess of the commission income are recognized as selling and marketing expenses.

2	REVENUE BY REPORTABLE SEGMENT

	For the Three Months ended September 30,		For the Nine Months ended September 30,
	2016	2017	2016	2017
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue
Digital Entertainment	86,178	80,516	245,578	260,635
E-Commerce	—	3,181	—	4,366
Digital Financial Services	5,938	12,719	13,155	32,114
All others	2,531	11,496	7,476	19,377
Inter segment	(4,124)	(13,818)	(9,000)	(26,906)

	90,523	94,094	257,209	289,586

3	SALES AND MARKETING EXPENSES

During the quarter ended September 30, 2016 and 2017, sales and marketing expenses relating to our Digital Entertainment segment accounted for 21% and 16% of our total sales and marketing expenses respectively, while sales and marketing expenses relating to our E-Commerce segment accounted for 70% and 78% of our total sales and marketing expenses respectively.

During the nine months ended September 30, 2016 and 2017, sales and marketing expenses relating to our Digital Entertainment segment accounted for 24% and 17% of our total sales and marketing expenses respectively, while sales and marketing expenses relating to our E-Commerce segment accounted for 65% and 76% of our total sales and marketing expenses respectively.

4	DEFERRED REVENUE FOR DIGITAL ENTERTAINMENT

	As of September 30,
	2016	2017
	$	$
	(unaudited)	(unaudited)
Deferred revenue for Digital Entertainment	257,947	360,629

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2016	2017
	$	$
		(unaudited)
ASSETS

Current assets
Cash and cash equivalents	170,078	581,474
Restricted cash	18,607	69,426
Accounts receivable, net	35,074	57,830
Prepaid expenses and other assets	79,443	149,382
Inventories, net	3,947	7,272
Amounts due from related parties	2,735	1,384

Total current assets	309,884	866,768

Non-current assets
Property and equipment, net	31,123	47,934
Intangible assets, net	29,963	42,048
Long-term investments	45,072	27,132
Prepaid expenses and other assets	32,299	54,492
Restricted cash	2,139	2,280
Deferred tax assets	35,295	44,775
Deferred initial public offering costs	—	4,818
Goodwill	—	30,952

Total non-current assets	175,891	254,431

Total assets	485,775	1,121,199

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2016	2017
	$	$
		(unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	5,990	9,338
Accrued expenses and other payables	102,086	218,451
Advances from customers	15,459	24,061
Amount due to related parties	9,696	25,251
Short-term bank borrowings	1,858	1,976
Deferred revenue	122,218	161,784
Income taxes payable	6,449	8,973

Total current liabilities	263,756	449,834

Non-current liabilities
Accrued expenses and other payables	4,480	4,870
Deferred revenue	137,259	200,882
Convertible promissory notes	—	674,411
Unrecognized tax benefits	855	2,362

Total non-current liabilities	142,594	882,525

Total liabilities	406,350	1,332,359

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2016	2017
	$	$
		(unaudited)
Mezzanine equity
Seed contingently redeemable convertible preference shares	500	500
Series A contingently redeemable convertible preference shares	10,000	10,000
Series B contingently redeemable convertible preference shares	194,575	194,575

Total mezzanine equity	205,075	205,075

Shareholders’ equity
Ordinary shares	88	91
Additional paid-in capital	370,615	410,156
Accumulated other comprehensive income	8,587	9,025
Statutory reserves	46	46
Accumulated deficit	(505,006)	(843,885)

Total Sea Limited shareholders’ deficit	(125,670)	(424,567)
Non-controlling interests	20	8,332

Total shareholders’ deficit	(125,650)	(416,235)

Total liabilities, mezzanine equity and shareholders’ deficit	485,775	1,121,199

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	Three months ended September 30,		Nine months ended September 30,
	2016	2017	2016	2017
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash used in operating activities	(36,477)	(89,814)	(72,608)	(220,986)
Net cash used in investing activities	(13,401)	(50,081)	(42,792)	(67,474)
Net cash generated from financing activities	31,541	69,466	199,624	696,442
Effect of foreign exchange rate changes on cash and cash equivalents	359	843	1,506	3,414
Net (decrease) increase in cash and cash equivalents	(17,978)	(69,586)	85,730	411,396
Cash and cash equivalents at beginning of the period	219,911	651,060	116,203	170,078
Cash and cash equivalents at end of the period	201,933	581,474	201,933	581,474

SUPPLEMENTAL OPERATIONAL METRICS

			For the three months ended September 30, 2017
Digital Entertainment	Unit	Timeframe
Quarterly active users	millions	period	69.0
Monthly active users (last month)	millions	last month of period	42.7
Quarterly paying users	millions	period	6.5

E-Commerce
Gross GMV	US$ millions	period	1,064.8
Gross orders	millions	period	65.9
Gross GMV (last month)	US$ millions	last month of period	389.2

Market breakdown (by % orders)
Indonesia	%	period	36% - 38%
Taiwan	%	period	33% - 35%
Vietnam	%	period	9% - 11%
Thailand	%	period	7% - 9%
Philippines	%	period	4% - 6%
Singapore and Malaysia	%	period	5% - 7%

Category breakdown (by % GMV)
Fashion	%	period	29%
Health & Beauty	%	period	16%
Baby Products	%	period	11%
Home & Living	%	period	12%
Computers, Cellphones, and Cameras	%	period	10%
Others	%	period	22%

Quarterly average monthly active users	millions	period (average)	14.0
Quarterly average monthly active sellers	millions	period (average)	1.9
Quarterly average monthly active buyers	millions	period (average)	5.9

% of mobile orders	%	period	93%

Digital Financial Services
GTV	US$ millions	period	448.2